Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on May 12, 2021.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended March 31, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2021, which was £1.00 to $1.3795. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Immunocore Limited, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of Immunocore Limited. Following the completion of our initial public offering in February 2021, our consolidated financial statements present the consolidated results of operations of Immunocore Holdings plc.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview

We are a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

To date, we have dosed over 600 cancer patients with our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our lead product candidate tebentafusp demonstrated superior overall survival (OS) in a Phase 3 randomized clinical trial, we believe this is the first TCR to demonstrate survival benefit, the first bispecific t-cell engager to improve OS in solid tumor, and first immunotherapy in low tumor mutational burden. Tebentafusp is the lead candidate from our ImmTAX platform and has the potential to be the first new therapy in uveal melanoma in four decades. Our following ImmTax product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

•
Tebentafusp, our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated metastatic uveal melanoma. The OS Hazard Ratio (HR) in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). We anticipate completing submission of a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, in the third quarter of 2021, followed by a Marketing Authorization Application, or MAA, submission to the European Medicines Agency, or EMA.

•
IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. We anticipate reporting Phase 1 initial data from this trial in the fourth quater of 2021.

•
IMC-F106C, our ImmTAC molecule targeting an HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, and breast cancers. We anticipate reporting Phase 1 initial data from this trial in mid-2022.

Our ImmTAV Platform (Infectious Diseases)

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV and we anticipate commencing dosing in our Phase 1 single ascending dose, or SAD, trial in mid-2021.

•
IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is currently in pre-clinical development. We anticipate regulatory submission to enable clinical testing during the second half of 2021.

Significant Events in the Three Months Ended March 31, 2021

On February 9, 2021, we announced the closing of our initial public offering, or IPO, and concurrent private placement. The financing was $312.1 million in aggregate, of which approximately $287 million in net proceeds was from the IPO on Nasdaq of 11,426,280 American Depositary Shares, or ADSs, including the exercise in full by the underwriters of their option to purchase an additional 1,490,384 ADSs, at an IPO price of $26.00 per ADS and $15 million from the completion of the concurrent sale of an additional 576,923 ADSs at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Bill & Melinda Gates Foundation, or the Gates Foundation.

On February 16, 2021, we announced the appointment of Ralph Torbay as our new Head of Commercial and the appointment of Dr. Roy S. Herbst as a member of our Board of Directors effective January 28, 2021. Dr. Herbst served as a member of Immunocore’s Scientific Advisory Board (SAB) and is currently Ensign Professor of Medicine (Medical Oncology), Professor of Pharmacology, Chief of Medical Oncology and Associate Cancer Center Director for Translational Research at Yale Cancer Center and Smilow Cancer Hospital.

On February 19, 2021, we announced tebentafusp was granted Breakthrough Therapy Designation by the FDA for unresectable or metastatic uveal melanoma. Additionally, in February 2021, the European Commission, upon recommendation of the EMA’s Committee for Orphan Medicinal Products (COMP) awarded tebentafusp Orphan Drug Designation for the treatment of uveal melanoma. Medicines that meet the EMA’s Orphan Drug Designation criteria qualify for several incentives, including ten years of market exclusivity, protocol assistance, and potentially reduced fees for regulatory activities.

Recent Developments since March 31, 2021

In April 2021, we launched a global early access program for tebentafusp in metastatic uveal melanoma.

On April 10, 2021, we presented Phase 3 clinical trial data from IMCgp100-202 clinical trial in an oral presentation in the Phase 3 clinical trials plenary session at the American Association for Cancer Research (AACR) Annual Meeting 2021. Tebentafusp demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) as a first-line treatment in mUM.  In the intent-to-treat population, tebentafusp demonstrated a median overall survival of 21.7 months compared to 16.0 months for investigator’s choice and with 73% of patients alive at 1 year for tebentafusp vs. 58% for investigator’s choice. The OS Hazard Ratio (HR) favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). In addition, tebentafusp resulted in a statistically significant longer PFS. Treatment-related adverse events were manageable and consistent with the proposed mechanism.

On April 28, 2021, we announced one oral presentation and three posters detailing lead candidate tebentafusp were accepted at the 2021 American Society of Oncology (ASCO) Annual Meeting. ASCO will be held virtually from June 4-8, 2021.   Per ASCO’s Embargo & Release Information, abstracts will be released to the public on ASCO’s Meeting Library at 5:00 p.m. ET on May 19, 2021.

Operating Results

Basic and diluted loss per share was a £0.76 or $1.05 for the quarter ended March 31, 2021 compared to an adjusted £0.74 for the quarter ended March 31, 2020. Total operating loss for the quarter was £31.9 million or $44.0 million compared to £22.1 million for the same period last year, largely due to an increase in employee costs associated with the non-cash share-based payment charge.

For the three months ended March 31, 2021, revenue from collaboration agreements was unchanged at £8.3 million or $11.4 million compared to the same period last year.  For the three months ended March 31, 2021, our research and development expenses were £19.9 million or $27.4 million, as compared to £20.8 million for the three months ended March 31, 2020. For the quarter, our administrative expenses were £20.2 million or $27.8 million compared to £9.6 million for the quarter ended March 31, 2020 including a £7.7 million increase in the non-cash share-based payment charge.

Cash and cash equivalents are £313.1 million or approximately $431 million as of March 31, 2021 compared to £68.4 million for the same period last year.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from the sale of marketed pharmaceutical products. If our development efforts for our product candidates are successful and result in regulatory approval of a product candidate, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Revenue from Collaboration Agreements

Our revenue has been solely derived from our collaboration agreements with Genentech, GSK and Eli Lilly. Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

As of March 31, 2021, we have received a total of $216.8 million in upfront and milestone payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our ImmTAC technology and commit to participate in joint research activities. In addition, we agree to license, or option certain target rights and the possible product candidates developed under the collaboration. The agreements provide for future payments if development, regulatory or sales milestones are achieved. In addition, we are entitled to future royalties. The uncertainty of achieving these certain milestones significantly impacts our ability to project revenue.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy as described further in “Critical Accounting Policies and Significant Judgments and Estimates.”

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses and costs associated with maintaining laboratory equipment. All research and development expenses are expensed as incurred due to scientific uncertainty. Research and development expenses incurred with external organizations typically relate to clinical programs and are assigned to the individual programs, however for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;

•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Administrative Expenses

Administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for corporate and other administrative and operational functions including finance, legal, human resources, and information technology, as well as facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our substantial increase in planned research and development expenses, as explained above, we also expect that our administrative expenses will increase proportionally. We expect that we will incur increased accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our administrative expenses. Additionally, if and when we receive regulatory approval of a product candidate, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Net Other Operating (Expense) / Income

Net other operating (expense) / income consists primarily of profit on derecognition of leases, the profit or loss arising on the disposal of property, plant and equipment and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents, short-term deposits and gains on entering into sub-lease arrangements on leasehold properties as recognized under the accounting standard IFRS 16 “Leases” and gains arising on changes in the fair value of an embedded derivative asset and derivative liability.

Finance Costs

Finance costs consist of the movement in fair value of an embedded derivative asset and derivative liability and interest expenses related to financial liabilities and lease liabilities as recognized under the accounting standard IFRS 16, “Leases”.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme when we become a public company because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the United States.

In the event we generate revenues in the future, we may benefit from the new “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table summarizes our consolidated statement of loss for each period presented:

	Three Months Ended March 31,
	2021		2020
	$'000	£'000	£'000
	(unaudited)
Revenue	11,408	8,270	8,255
Research and development expenses	(27,431)	(19,885)	(20,779)
Administrative expenses	(27,844)	(20,184)	(9,605)
Net other operating (expense) / income	(113)	(82)	10
Operating loss	(43,980)	(31,881)	(22,119)
Finance income	30	22	1,383
Finance costs	(2,565)	(1,860)	(1,067)
Non-operating (expense) / income	(2,535)	(1,838)	316
Loss before taxes	(46,515)	(33,719)	(21,803)
Income tax credit	6,457	4,681	3,164
Loss for the period	(40,058)	(29,038)	(18,639)

The results for the three months ended March 31, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Three Months Ended March 31,
	2021		2020
	$'000	£'000	£'000
	(unaudited)
GlaxoSmithKline	4,649	3,370	695
Eli Lilly	-	-	2,674
Genentech	6,759	4,900	4,886
Total	11,408	8,270	8,255

For the three months ended March 31, 2021, revenue from collaboration agreements was unchanged at £8.3 million compared to the three months ended March 31, 2020.  No revenue has been recognized from the Eli Lilly Collaboration during the three months ended March 31, 2021, while a review is undertaken of the two ongoing programs.  During the three months ended March 31, 2020, £3.1 million of revenue was recognized from the Lilly Collaboration following a change in program focus partially offset by a reduction in revenue of £0.4 million arising from the change in estimate noted below.  The increase in revenue recognized from the GSK collaboration of £2.7 million is primarily due to GlaxoSmithKline having forgone their option to acquire an exclusive license to the NY-ESO program and ownership of the program resulting in the recognition of £2.5 million revenue during the three months ended March 31, 2021.

During 2020, we reviewed and revised the estimated completion of each of the programs under our collaboration agreements, arising from the availability of additional historical data as the programs progress through our research and development activities. The impact of this change in estimate decreased revenue recognized in the three months ended March 31, 2020 by £0.7 million.

Research and Development Expenses

	Three Months Ended March 31,
	2021		2020
	$'000	£'000	£'000
	(unaudited)
External research and development expenses:
Tebentafusp	11,133	8,069	9,464
IMC-F106C (PRAME)	1,717	1,245	540
IMC-C103C (MAGE-A4)	1,481	1,074	1,401
IMC-I109V(HBV)	1,012	734	438
Other programs	3,021	2,190	1,035
Research expenses	99	72	142
Total external research and development expenses	18,463	13,384	13,020
Internal research and development expenses:
Headcount related expenses	7,228	5,238	5,663
Laboratory consumables	1,224	888	1,322
Laboratory equipment expenses	515	374	716
Other	1	1	58
Total internal research and development expenses	8,968	6,501	7,759
Total research and development expenses	27,431	19,885	20,779

For the three months ended March 31, 2021, our research and development expenses were £19.9 million, as compared to £20.8 million for the three months ended March 31, 2020. This decrease of £0.9 million was primarily attributable to a decrease in internal research and development expenses of £1.3 million partially offset by an increase in external research and development expenses of £0.4 million.

For the three months ended March 31, 2021, our external research and development expenses increased by £0.4 million driven by an increase of £0.7 million of expenses incurred for our IMC-F106C program due to increased clinical activities, £0.3 million for our IMC-I109V program reflecting increased activity in advance of commencing dosing in our Phase 1 single ascending dose trial, anticipated in mid-2021, and £1.2 million on other programs across our portfolio pipeline.  These are partially offset by a decrease of £1.4 million for our tebentafusp program due to full patient enrollment in the pivotal trials for tebentafusp in 2019 and the corresponding decrease in patient recruitment expenses and £0.3 million for our IMC-C103C program.

For the three months ended March 31, 2021, our internal research and development expenses decreased by £1.3 million.  This is driven by a decrease in headcount-related expenses of £0.4 million due to a decrease in staff related expenses of £1.1 million partially offset by an increased share-based compensation charge of £0.7 million and a decrease in laboratory consumables and laboratory equipment for £0.4 million and £0.3 million, respectively.  The decrease in laboratory consumables and laboratory equipment required reflects both a decrease in headcount and a slowdown of some internal research and development activities as a result of the COVID-19 pandemic as noted above under “COVID-19 Business Update.”

Administrative Expenses

For the three months ended March 31, 2021, administrative expenses were £20.2 million, compared to £9.6 million for the three months ended March 31, 2020. The increase of £10.6 million is primarily due to an increase in staff related expenses of £5.2 million comprising an increased share-based compensation charge of £7.7 million partially offset by a decrease of £2.5 million in other staff related expenses.  In addition, the legal and professional fees increased by £2.5 million primarily attributable to the IPO, an increase of £1.2 million in pre-commercial expenditures related to tebentafusp and £2.1 million related to unfavourable foreign exchange movements partially offset by a decrease in depreciation of property, plant and equipment of £0.4 million.

Net Other Operating (Expense) / Income

For the three months ended March 31, 2021, net other operating expense totalled £0.1 million, compared to £nil for the three months ended March 31, 2020. The increased expense of £0.1 million reflects £0.1 million from sub-lease income offset by a loss of £0.2 million on the write-off of property, plant and equipment.

Finance Income

For the three months ended March 31, 2021, finance income was £nil compared to £1.4 million for the three months ended March 31, 2020. This decrease of £1.4 million largely reflects the movement in fair value of the derivative liability for £1.3 million, a foreign exchange call option over certain series B preferred shares which was settled in full on March 2, 2020.

Finance Costs

For the three months ended March 31, 2021, finance costs amounted to £1.9 million, compared to £1.1 million for the three months ended March 31, 2020. This increase of £0.8 million is primarily due to an increase in interest expenses on financial liabilities measured at amortized cost of £1.2 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020, including £0.5 million relating to a fee that became to Oxford Finance upon completion of the IPO, during the three months ended March 31, 2020 such interest expenses of £0.2 million reflect our outstanding loan from the Gates Foundation, which converted into series B preferred shares on March 2, 2020.  This is partially offset by £0.3 million decrease in the loss from a change in the fair value of the embedded derivative asset also following the conversion of our outstanding loan from the Gates Foundation, and £0.2 million decrease in interest on lease liabilities reflecting the termination of two leasehold properties subsequent to the three months ended March 31, 2020.

Income Tax Credit

For the three months ended March 31, 2021, the income tax credit amounted to £4.7 million compared to £3.2 million for the three months ended March 31, 2020. This increase of £1.5 million primarily relates to an increase in loss before taxes of £11.9 million.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.

We do not currently have any approved products and have never generated any revenue from product sales. We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. Through March 31, 2021, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, the completion of our IPO where we listed our ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.

As of March 31, 2021, and December 31, 2020, we had cash and cash equivalents of £313.1 million and £129.7 million, respectively.

Other than our debt facility with Oxford Finance described below, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Three Months Ended March 31,
	2021	2021	2020
	$'000	£'000	£'000
	(unaudited)
Cash and cash equivalents at beginning of year	178,943	129,716	73,966
Net cash flows used in operating activities	(35,838)	(25,979)	(30,518)
Net cash flows from / (used in) investing activities	34	25	(1,334)
Net cash flows from financing activities	288,830	209,373	26,149
Net foreign exchange difference on cash held	(72)	(52)	114
Cash and cash equivalents at end of period	431,897	313,083	68,377

Operating Activities

Net cash used in operating activities decreased to £26.0 million for the three months ended March 31, 2021 from £30.5 million for the three months ended March 31, 2020. The decrease of £4.5 million is primarily due to favorable movements in working capital of £8.6 million and an increase in the non-cash share-based payment charge of £8.4 million partially offset by increased losses of £10.4 million and an increase in the income tax credit to the statement of loss and other comprehensive loss of £1.5 million.

Investing Activities

Net cash from investing activities for the three months ended March 31, 2021 was £nil compared to net cash used in investing activities of £1.3 million for the three months ended March 31, 2020. This was primarily related to £1.2 million decreased in capital expenditure on plant, property and equipment.

Financing Activities

Net cash from financing activities during the three months ended March 31, 2021 was £209.4 million compared to £26.1 million during the year ended March 31, 2020. This increase of £183.3 million was specifically related to net proceeds we received of £211.0 million from the IPO which closed in February 2021 compared to £27.2 million received from the second close of our series B preferred share financing round which closed in March 2020.

Operation and Funding Requirements

Since our inception, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of £378.9 million as of March 31, 2021. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, due to our IPO in February 2021, we have and expect to continue to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the COVID-19 pandemic.

We held cash and cash equivalents of £313.1 million as at March 31, 2021. We believe that our existing cash and cash equivalents, together with our debt facility, is sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the end of 2022. This estimation of funding requirements includes an assessment of the forecasts including the ongoing impact of the COVID-19 pandemic. We have based this estimation of capital requirements on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•
the progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture soluble bispecific TCR product candidates for our ongoing, planned and potential future clinical trials;

•	the time and costs required to perform research and development to identify and characterize new product candidates from our research programs;
•	the time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•	our ability to successfully commercialize our product candidates, if approved;
•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA and other authorities’ regulations;
•
the amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	the sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•	the cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•	the terms and timing of any revenue from our existing collaborations;
•	the costs of operating as a public company;
•	the time and cost necessary to respond to technological, regulatory, political and market developments;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the costs, associated with, and terms and timing of, any future any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•	the inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development and commercialization of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until we can generate sufficient product and royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, our shareholders’ ownership interest will be diluted. If we raise additional capital through debt financing, it would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the consolidated financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or the period of revision and future periods if this revision affects both current and future periods.

Those judgements and estimates made, together with our significant accounting policies, are set out in the consolidated financial statements of the Group for the year ended December 31, 2020. There have been no changes to these accounting policies for the three months ended March 31, 2021.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Significant Accounting Policies,” to our unaudited condensed consolidated interim financial statements included in Exhibit 99.1 of this Report.

COVID-19 Business Update

With the global spread of the ongoing coronavirus 2019, or COVID-19, pandemic since the first quarter of 2020, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our preclinical studies and clinical trials.  While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy as required or recommended by government authorities or in the best interests of our employees and business partners.

To date, the COVID-19 pandemic has resulted in a short-term delay of up to six months in progressing our early-stage pipeline programs and specifically, our Phase 1 clinical trial in HBV. In addition, our current and planned clinical trials may also be affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

The COVID-19 pandemic remains a rapidly evolving situation. We will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.